Exhibit 99.1

Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

SECOND QUARTER ENDED SEPTEMBER 30, 2003

Belize City, Belize, October 30, 2003—Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $289.9m (2002—$302.0m) and net income of $10.0m (2002—$8.5m) for the quarter ended September 30, 2003, the second quarter of fiscal 2004. Diluted earnings per share for the quarter ended September 30, 2003 was $0.17 (2002—$0.14).

For the six months ended September 30, 2003, revenue was $581.8m (2002—$600.1m) and net income was $20.0m (2002—$17.2m). Diluted earnings per share for the six months ended September 30, 2003 was $0.33 (2002—$0.29).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“The overall Facilities Services business continues to demonstrate marked improvement. Revenues are marginally down year on year primarily due to the divestiture and closure of certain non-core operations in the US in the fourth quarter of fiscal year 2003, offset by some net organic growth.

Staffing Services continues to be faced with weak market demand but remains well positioned with a broad range of service offerings. The managed human resources solutions business is an expanding niche for the division and demand for these services is showing encouraging growth.

In the second half of the fiscal year our focus will remain on customer retention, with top priority being continued operational efficiency improvement.”

Second Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $224.7m for the quarter ended September 30, 2003 (2002—$233.4m). Operating income for the quarter ended September 30, 2003 amounted to $1.7m (2002—$0.7m). Operating income for the six months ended September 30, 2003 amounted to $3.5m (2002—nil) on revenues of $449.0m (2002—$462.1m).

The Facilities Services business continues to demonstrate overall improvement for the second quarter of the fiscal year and six months ending September 30, 2003. OneSource continued to meet its performance goals and improved the quality of revenues during the second quarter. UK Facilities Services results were behind plan, principally due to the general economic environment and costs associated with new contract start-ups.

Total revenues were marginally down compared to the prior year, principally due to the recent divestiture or closure of certain non-core operations in the US. However, OneSource continues its controlled growth strategy and achieved a 3 percent organic growth rate in its revenues for the first half of the fiscal year as compared with the same period last year.

Ongoing re-engineering efforts continue to improve back office processes. Customer retention, effective cost management on existing business, together with selective organic growth strategies remain key priorities.

Staffing Services

Carlisle Staffing Services reported revenue of $49.9m for the quarter ended September 30, 2003 (2002—$54.8m), in a market of continuing reduced demand. Operating income for the quarter ended September 30, 2003 amounted to $0.7m (2002—$2.6m). Operating income for the six months ended September 30, 2003 amounted to $2.0m (2002—$5.4m) on revenues of $102.6m (2002—$110.2m).

The year on year decline in revenues reflects the continuing reduced market demand and lower volumes in the general marketplace for both permanent and temporary staff. The second quarter traditionally displays a seasonal decline, particularly in the educational sector summer non-trading period.

In other sectors, revenue was more stable. Business retention and renewal was strong and new business included key contracts for managed resource solutions.

The company continues to focus on its strengths, pushing forward on identified sector opportunities and further developing managed HR solutions opportunities. Our broad business mix provides some opportunities to offset the challenging market conditions, which are expected to continue in the short term.

Financial Services

Financial Services reported another strong performance for the quarter ended September 30, 2003. Operating income increased 6% to $7.1m (2002—$6.7m). In the six-month period, operating income increased by 6% to $14.2m (2002—$13.4m). The results reflect a 5% increase in net interest income, driven by a 16% increase in the average loan portfolio, offset by reduced margins.

Belize Telecommunications

Revenue for the quarter ended September 30, 2003 amounted to $15.3m (2002—$13.8m), driven by increased cellular revenues, up 32% since the launch of GSM service in December 2002. The results reflect higher operating costs, including increased depreciation for the new GSM network and higher license fees. Operating income increased in the quarter ended September 30, 2003 to $5.3m (2002—$4.5m).

A second full telecommunications license holder is expected to launch service at the end of October and therefore competitor activity is expected to increase.

Associates

The income from associates in the quarter ended September 30, 2003, arises from the investment in NUMAR and amounted to $1.1m (2002—$1.5m). The business continues to benefit from stabilization in the world market for edible oils.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services and Telecommunication Services businesses.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In

particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements.

Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
561-368-3899	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended September 30, 2003	3 months ended September 30, 2002	6 months ended September 30, 2003	6 months ended September 30, 2002
Net sales
Facilities Services	224.7	233.4	449.0	462.1
Staffing Services	49.9	54.8	102.6	110.2
Telecommunication Services	15.3	13.8	30.2	27.8

Total net sales	289.9	302.0	581.8	600.1

Operating income
Facilities Services	1.7	0.7	3.5	—
Staffing Services	0.7	2.6	2.0	5.4
Financial Services	7.1	6.7	14.2	13.4
Telecommunication Services	5.3	4.5	10.4	11.1
Corporate overheads	(1.1)	(1.6)	(2.2)	(3.4)

Total operating income	13.7	12.9	27.9	26.5

Associates	1.1	1.5	2.2	3.2
Net interest expense	(1.0)	(1.8)	(2.2)	(3.5)

Income before income taxes	13.8	12.6	27.9	26.2
Income taxes	(2.1)	(2.7)	(4.7)	(5.2)

Income after income taxes	11.7	9.9	23.2	21.0
Minority interests	(1.7)	(1.4)	(3.2)	(3.8)

Net income	10.0	8.5	20.0	17.2

Earnings per ordinary share:
Diluted	$0.17	$0.14	$0.33	$0.29
Basic	$0.17	$0.14	$0.34	$0.29
Number of shares – diluted	59.9m	59.2m	59.8m	59.1m
Number of shares – basic	59.5m	59.2m	59.5m	59.1m

- Ends -